PROSPECTUS SUPPLEMENT NO. 11	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 10, 2007 as supplemented and amended by	Registration Statement No. 333-142820
prospectus supplement no. 1 dated June 13, 2007,
prospectus supplement no. 2 dated July 17, 2007,
prospectus supplement no. 3 dated August 24, 2007,
prospectus supplement no. 4 dated September 27, 2007,
prospectus supplement no. 5 dated October 29, 2007
prospectus supplement no. 6 dated December 6, 2007,
prospectus supplement no. 7 dated April 18, 2008,
prospectus supplement no. 8 dated May 28, 2008,
prospectus supplement no. 9 dated July 21, 2008, and
prospectus supplement no. 10 dated November 17, 2008)
Lexington Realty Trust
17,823,195 Common Shares of Beneficial Interest
     This prospectus supplement no. 11 supplements and amends the prospectus dated May 10, 2007 (as supplemented and amended to date) relating to the resale from time to time of common shares that we may issue to holders of The Lexington Master Limited Partnership’s 5.45% Exchangeable Guaranteed Notes due 2027, which we refer to as the notes, named in the prospectus dated May 10, 2007, as amended and supplemented to date upon the exchange or redemption of the notes.
     This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated May 10, 2007, as supplemented or amended to date, except to the extent that the information in this prospectus supplement supersedes any information contained in those documents.
     Our common shares are listed on the New York Stock Exchange under the symbol “LXP”. On January 13, 2009, the last reported sale price of our common shares on the New York Stock Exchange was $5.49 per share.
     On December 31, 2008, The Lexington Master Limited Partnership was merged with and into us and we assumed the obligations of The Lexington Master Limited Partnership under the Indenture, dated as of January 29, 2007, as supplemented by the First Supplemental Indenture, dated as of January 29, 2007, the Second Supplemental Indenture, dated as of March 9, 2007, the Third Supplemental Indenture, dated as of June 19, 2007, and the Fourth Supplemental Indenture, dated as of December 31, 2008.
     Investing in our common shares involves risks. See “Risk Factors” referred to on page 5 of the prospectus dated May 10, 2007, as well as in the documents incorporated by reference into the prospectus, before investing in our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 14, 2009.
..

SELLING SHAREHOLDERS
     The information appearing in the table below supplements and supersedes the information with respect to such selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated May 10, 2007, as previously supplemented. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to January 13, 2009 in Selling Security Holder Notices and Questionnaires. The number of common shares, shown in the table below, issuable upon the exchange or redemption of the notes, assumes exchange of the full amount of notes held by each selling shareholder at the current exchange rate of 45.4682 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to further adjustment in certain events. The selling shareholders may offer all, some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such common shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Percentage of
		Percentage of		Number of	Shares
	Number of Shares	Shares		Shares	Beneficially
	Beneficially	Beneficially	Number of Shares	Beneficially	Owned After
	Owned Prior to	Owned Prior to	Offered Pursuant	Owned After	the
Selling Shareholder	the Offering(1)(2)	the Offering(3)	to this Prospectus	the Offering(4)	Offering(3)
JMG Capital Partners, L.P. (5)	363,746	*	363,746	0	*
JMG Triton Offshore Fund, Ltd. (6)	204,607	*	204,607	0	*

*	Less than one percent.

(1)	Based on information available to us as of January 14, 2009 in Selling Security Holder Notices and Questionnaires delivered by the selling shareholders.

(2)	The number of common shares issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 45.4682 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events.

(3)	Based on a total of 100,300,238 common shares outstanding as of January 13, 2009.

(4)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus.

(5)	JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the shares set forth above. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings. JMG Partners has reported currently having, or previously having, an open short position in our common shares.

(6)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability Company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the shares set forth above. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings. The Fund has reported currently having, or previously having, an open short position in our common shares.